Exhibit 99.2

CONTINGENT VALUE RIGHTS AGREEMENT

THIS CONTINGENT VALUE RIGHTS AGREEMENT, dated as of April 12, 2023 (this “Agreement”), is entered into by and between Chiesi Farmaceutici S.p.A., an Italian società per azioni (“Purchaser”), and Computershare Inc., a Delaware corporation (“Computershare”), and its affiliate Computershare Trust Company, N.A., a federally chartered trust company (together with Computershare, the “Rights Agent”).  Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Transaction Agreement (as defined below).

RECITALS

WHEREAS, Purchaser and Amryt Pharma plc, a public limited company incorporated in England and Wales with registered number 12107859 (the “Company”), have entered into a Transaction Agreement, dated as of January 8, 2023 (as amended, amended and restated or otherwise modified from time to time, the “Transaction Agreement”), pursuant to which the entire issued share capital of the Company will be acquired by Purchaser by means of the Scheme of Arrangement on the terms and subject to the conditions set out in the Transaction Agreement and the Scheme of Arrangement (the “Transaction”);

WHEREAS, in connection with the Transaction and the Scheme of Arrangement, (i) at the Effective Time (as defined below), the Scheme of Arrangement will become effective, pursuant to which Purchaser will acquire the Scheme Shares (including, for the avoidance of doubt, the Depositary Shares) from the Scheme Shareholders, and the Scheme Shareholders will cease to have any rights with respect to the Scheme Shares, except their rights to receive, in exchange for each Scheme Share: (x) $2.90 in cash, without interest and (y) one CVR (as defined below) for each Milestone (as defined below) and (ii) immediately following the Effective Time and as an indirect consequence of the Scheme of Arrangement, the holders of Company ADSs shall cease to have any rights with respect to the Company ADSs except for the right to receive the Per ADS Consideration, in each case subject to the terms and conditions set forth in the Transaction Agreement, the Scheme of Arrangement and the Deposit Agreement;

WHEREAS, pursuant to the terms of the Transaction Agreement, at the Effective Time, certain holders of Company Share Options and the holders of Company RSUs and Company PSUs, in each case outstanding as of immediately prior to the Effective Time (such Company Share Options, Company RSUs and Company PSUs, collectively, “Covered Equity Awards”), will become entitled to receive CVRs;

WHEREAS, pursuant to the Indenture and the articles of association of the Company, as amended by the Company Shareholder Resolution, upon any conversion, redemption or exchange of the 5.00% convertible senior notes due 2025 issued pursuant to the Indenture (the “Company Convertible Notes”) from and after the Effective Time, the holder of such Company Convertible Notes shall be entitled to receive the applicable Per Share Consideration, including CVRs;

WHEREAS, pursuant to the Deposit Agreement, the Depositary shall distribute the applicable Per ADS Consideration, including the CVRs received in respect of the Depositary Shares pro rata to the Eligible Company ADS Holders (as defined below) as soon as practicable after the Effective Time in accordance with the Deposit Agreement, the Scheme of Arrangement and the Transaction Agreement.

NOW, THEREFORE, in consideration of the foregoing and the consummation of the transactions referred to above, Purchaser and the Rights Agent agree, for the equal and proportionate benefit of all Holders (as hereinafter defined), as follows:

1.	DEFINITIONS

1.1          Definitions.  As used in this Agreement, the following terms shall have the following meanings:

“Acting Holders” means, at the time of determination, Holders of at least a majority of the outstanding CVRs as set forth on the CVR Register (it being understood that to the extent such Holders are nominees, they may be directed by the beneficial owners of such CVRs).

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such Person. The term “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise, and the terms “controlled” and “controlling” have meanings correlative thereto.

“Assignee” has the meaning set forth in Section 7.3.

“Change of Control” means (i) a sale or other disposition of more than 50% of the assets of either Purchaser or the Company on a consolidated basis (other than to any direct or indirect wholly owned Subsidiary of Purchaser), (ii) a merger or consolidation involving either Purchaser or the Company in which Purchaser or the Company, respectively, is not the surviving entity (other than in the case that the surviving entity is a direct or indirect wholly owned Subsidiary of Purchaser), and (iii) any other transaction involving either Purchaser or the Company in which Purchaser or the Company, respectively, is the surviving entity but in which the shareholders of Purchaser or the Company, respectively, immediately prior to such transaction own less than 50% of the surviving entity’s voting power immediately after the transaction.

“Covered Equity Awards” has the meaning set forth in the Recitals.

“Covered Milestone Payments” means the applicable Milestone Payments that become payable in respect of any CVR that was issued in respect of a Covered Equity Award pursuant to the Transaction Agreement; provided, that, anything to the contrary in this Agreement notwithstanding, the “Covered Milestone Payments” for any Out-of-Money CVR shall equal (A) if Milestone 1 is achieved, an amount equal to Milestone 1 Payment less the Option Deficit Amount, and (B) if Milestone 2 is achieved, the full amount of Milestone 2 Payment.

“CVR” means the Milestone 1 CVR and Milestone 2 CVR, as applicable.

“CVR Beneficial Owners” has the meaning set forth in Section 2.3(b).

“CVR Register” has the meaning set forth in Section 2.3(b).

“Diligent Efforts” means, with respect to a task or action related to Filsuvez, the efforts required to carry out such task or action in a diligent and sustained manner without undue interruption, pause or delay, which level is at least commensurate with the level of efforts that Purchaser and its controlled Affiliates would devote to its own products of similar potential (including commercial potential, but excluding the obligation to pay the Milestone Payments under this Agreement).  In furtherance and not in limitation of the foregoing, “Diligent Efforts” will include (a) with respect to Milestone 1, the obligation to pursue FDA approval that would result in the achievement of Milestone 1, including by reasonably promptly appealing (within the applicable timeframe permitted by the FDA) any failure of FDA to grant such approval and reasonably promptly pursuing additional pre-clinical studies in support thereof (provided that in no event will Purchaser or its controlled Affiliates be required under this Agreement to (i) pursue more than two (2) additional pre-clinical studies or incur obligations or liabilities in excess of $2,000,000 in the aggregate with respect to such studies or (ii) conduct an additional pre-approval clinical study in Filsuvez and (b) with respect to Milestone 2, to apply for a Priority Review Voucher by no later than ten (10) Business Days after Milestone 1 is achieved, if applicable.  For the avoidance of doubt, a failure to achieve a Milestone in and of itself may be consistent with Diligent Efforts, and Purchaser’s obligation to exercise Diligent Efforts hereunder does not mean that Purchaser guarantees any Milestone will be achieved or will be achieved by a specific date.

“DTC” means The Depository Trust Company or any successor entity thereto.

“Effective Time” shall have the meaning given to it in the Scheme of Arrangement.

“Eligible Company ADS Holders” means the holders of record of Company ADSs as of the Effective Time, which shall include Cede &.  Co. in respect of all Company ADSs held through DTC as of such time.

“Eligible Company ADS Beneficial Owners” means the beneficial owners of Company ADSs as of the Effective Time held through a nominee (including, without limitation, DTC and any participant in DTC).

“Event of Default” has the meaning set forth in Section 6.1.

“FDA” means the United States Food and Drug Administration or any successor agency thereto.

“Filsuvez” means Filsuvez® (previously AP101/Oleogel-S10).

“Holder” means a Person in whose name a CVR is registered in the CVR Register at the applicable time.

“ICC” has the meaning set forth in Section 7.5.

“Milestone” means any of Milestone 1 or Milestone 2.

“Milestone 1” means an approval issued by the FDA for Filsuvez, with any such approval to include a labelled indication related to wound healing in patients with recessive dystrophic epidermolysis bullosa (or a broader indication) at any time on or after the date of the Transaction Agreement or prior to the relevant Milestone Deadline Date; provided that such approval is not granted by the FDA under 21 C.F.R. §§ 314.510 of FDA’s regulations (i.e., accelerated approval).

“Milestone 1 CVR” means a contractual contingent value right representing the right to receive the Milestone 1 Payment pursuant to this Agreement.

“Milestone 1 Payment” means a contingent payment equal to $0.20.

“Milestone 2” means the issuance by the FDA to the Company of a Priority Review Voucher (as defined in Section 529(a)(2) of the United States Federal Food, Drug and Cosmetic Act (21 U.S.C. 360ff(a)(2))) at any time on or after the date of the Transaction Agreement and on or prior to the relevant Milestone Deadline Date.

“Milestone 2 CVR” means a contractual contingent value right representing the right to receive the Milestone 2 Payment pursuant to this Agreement.

“Milestone 2 Payment” means a contingent payment equal to $0.30.

“Milestone Deadline Date” means:

(a) with respect to Milestone 1, December 31, 2024; and

(b) with respect to Milestone 2, December 31, 2024 unless Milestone 1 is achieved during December, 2024, in which case the Milestone Deadline Date for Milestone 2 shall be January 31, 2025.

“Milestone Non-Achievement Notice” has the meaning set forth in Section 2.4(e).

“Milestone Notice” has the meaning set forth in Section 2.4(a).

“Milestone Payment” means the Milestone 1 Payment or Milestone 2 Payment.

“Officer’s Certificate” means a certificate signed by the chief executive officer, president, chief financial officer, controller or secretary in each case of Purchaser, in his or her capacity as such an officer, and delivered to the Rights Agent.

“Out-of-Money CVR” means any CVR that was issued in respect of a Specified Company Share Option.

“Option Deficit Amount” means $0.036.

“Permitted Transfer” means a transfer of CVRs (a) upon death of a Holder by will or intestacy or by instrument to an inter vivos or testamentary trust in which the CVRs are to be passed to beneficiaries upon the death of the trustee, (b) pursuant to a court order, (c) by operation of law (including by consolidation, scheme of arrangement or merger) or without consideration in connection with the dissolution, liquidation or termination of any corporation, limited liability company, partnership or other entity, (d) in the case of CVRs held through a nominee (including CVRs held through DTC on behalf of CVR Beneficial Owners and by the Depositary on behalf of Eligible Company ADS Holders and Eligible Company ADS Beneficial Owners), from a nominee to another nominee or to a beneficial owner (and, if applicable, through an intermediary so long as such transfer ends with such beneficial owner), to the extent allowable by DTC or the Depositary, as applicable, (e) if Holder is a partnership or limited liability company, a distribution by the transferring partnership or limited liability company to its partners or members, as applicable or (f) as provided in Section 2.7.  For the avoidance of doubt, the distribution and transfer of CVRs by the Depositary to, and the registration by the Rights Agent of such CVRs in the name of, (x) DTC f/b/o the Eligible Company ADS Beneficial Owners and (y) Eligible Company ADS Holders, in each case, as contemplated by this Agreement, the Scheme of Arrangement, the Deposit Agreement and the Transaction Agreement shall be a “Permitted Transfer” for all purposes hereunder.

“Person” means any individual, corporation, partnership, limited liability partnership, limited liability company, association, trust or other entity or organization, including a government or political subdivision or an agency or instrumentality of such government or political subdivision (in each case whether or not having separate legal personality).

“Rights Agent” means the Rights Agent named in the first paragraph of this Agreement, until a successor Rights Agent becomes such pursuant to the applicable provisions of this Agreement, and thereafter “Rights Agent” shall mean such successor Rights Agent.

“Rules” has the meaning set forth in Section 7.5.

“Specified Company Share Option” means those certain Company Share Options to acquire 5,148 Company ADSs at an exercise price per Company ADS of $14.68, granted on June 11, 2020 under the Company Equity Plans.

1.2         Rules of Construction.  For purposes of this Agreement, the parties hereto agree that:  (a) whenever the context requires, the singular number shall include the plural, and vice versa; (b) the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders; (c) the word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and does not simply mean “if”; (d) the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation;” (e) the meaning assigned to each capitalized term defined and used in this Agreement is equally applicable to both the singular and the plural forms of such term, and words denoting any gender include all genders; (f) where a word or phrase is defined in this Agreement, each of its other grammatical forms has a corresponding meaning unless the context otherwise requires; (g) a reference to any specific Applicable Law or to any provision of any Applicable Law includes any amendment to, and any modification, re-enactment or successor thereof, any legislative provision substituted therefor and all rules, regulations and statutory instruments issued thereunder or pursuant thereto; (h) references to any agreement or contract are to that agreement or contract as amended, modified or supplemented; (i) they have been represented by legal counsel during the negotiation and execution and delivery of this Agreement and therefore waive the application of any Applicable Law, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document; and (j) the word “or” shall not be exclusive (i.e., “or” shall be deemed to mean “and/or”) unless the subjects of the conjunction are mutually exclusive.  The headings contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.  All references to “Dollars” or “$” are to United States Dollars, unless expressly stated otherwise.  For the avoidance of doubt, the Milestone Payments contemplated by this Agreement have been calculated on a per Scheme Share basis and not on a Company ADS basis.

2.	CONTINGENT VALUE RIGHTS

2.1        CVRs.  The CVRs represent the rights of Holders to receive contingent cash payments pursuant to this Agreement.  The Milestone 1 CVR represents the contingent rights of Holders to receive the Milestone 1 Payment, and the Milestone 2 CVR represents the contingent rights of Holders to receive the Milestone 2 Payment.  The initial Holders shall be determined pursuant to the terms of the Transaction Agreement and this Agreement, and a list of the initial Holders shall be furnished to the Rights Agent by or on behalf of Purchaser in accordance with Section 4.1 hereof and supplemented by Purchaser by written notice to the Rights Agent from time to time after the date hereof, including upon the issuance of additional CVRs following any conversion, redemption or exchange of the Company Convertible Notes.

2.2        Non-transferable.  The CVRs may not be sold, assigned, transferred, pledged, encumbered or in any other manner transferred or disposed of, in whole or in part, other than through a Permitted Transfer.  Any such sale, assignment, transfer, pledge, encumbrance or disposal that is not a Permitted Transfer shall be null and void ab initio and of no effect.

2.3         No Certificate; Registration; Registration of Transfer; Change of Address.

(a)          The CVRs shall not be evidenced by a certificate or other instrument.

(b)         The Rights Agent shall keep a register (the “CVR Register”) for the purpose of registering CVRs (including issuances of CVRs after the date hereof) and transfers of CVRs as herein provided.  In the case of CVRs to be received by the holders of Covered Equity Awards pursuant to the Transaction Agreement or CVRs to be received by registered holders of Scheme Shares (other than the Depositary Shares), such CVRs shall initially be registered in the name and address of the holder of such Covered Equity Awards or Scheme Shares, as applicable, as set forth in the records of the Company at the Effective Time and as set forth in the form the Company furnishes to the Rights Agent.  In the case of CVRs to be received by the Depositary in respect of the Depositary Shares, (i) such CVRs shall initially be registered in the name and to the address of the Depositary (f/b/o Eligible Company ADS Holders and Eligible Company ADS Beneficial Owners) and (ii) upon distribution of the CVRs by the Depositary to Eligible Company ADS Holders, the CVR Register shall be updated to reflect the distribution of such CVRs to the Eligible Company ADS Holders. After distribution of the CVRs by the Depositary to DTC, the CVR Register will show one position for Cede & Co. representing all of the CVRs that are distributed in respect of Company ADSs held through DTC on behalf of the Eligible Company ADS Beneficial Owners (after such distribution of the CVRs to DTC, the “CVR Beneficial Owners”).  The Rights Agent will have no responsibility whatsoever directly to the CVR Beneficial Owners or DTC participants with respect to transfers of CVRs.  The Rights Agent will have no responsibilities whatsoever with regard to the distribution of payments by DTC to such CVR Beneficial Owners.

(c)        Subject to the restrictions on transferability set forth in Section 2.2, every request made to transfer a CVR must be in writing and accompanied by a written instrument of transfer and other documentation reasonably requested by the Rights Agent in form reasonably satisfactory to the Rights Agent pursuant to its guidelines, which may include a guaranty of signature by an “eligible guarantor institution” that is a member or participant in the Securities Transfer Agents Medallion Program, duly executed by the Holder thereof, the Holder’s attorney duly authorized in writing, the Holder’s personal representative or the Holder’s survivor, as applicable, and setting forth in reasonable detail the circumstances relating to the transfer.  Upon receipt of such written notice, the Rights Agent shall, subject to its reasonable determination that the transfer instrument is in proper form, notify Purchaser that it has received such written notice. Upon receipt of such notice from the Rights Agent, Purchaser shall reasonably determine whether the transfer otherwise complies with the other terms and conditions of this Agreement (including the provisions of Section 2.2), and if the Purchaser so reasonably determines that it does so comply, Purchaser shall reply to the Rights Agent in writing with instructions to register the transfer of such CVR in the CVR Register and notify Purchaser of the same. Upon receiving such written reply from Purchaser, the Rights Agent shall register the transfer of the CVRs in the CVR Register and notify the Purchaser of the same.  No service charge shall be made for any registration of transfer of a CVR, but Purchaser and the Rights Agent may require payment of a sum sufficient to cover any stamp or other Tax or charge that is imposed in connection with any such registration of transfer.  The Rights Agent shall have no duty or obligation to take any action under any section of this Agreement that requires the payment of applicable Taxes or charges unless and until the Rights Agent is satisfied that all such Taxes or charges have been paid.  All duly transferred CVRs registered in the CVR Register shall be the valid obligations of Purchaser and shall entitle the transferee to the same benefits and rights under this Agreement as those held immediately prior to the transfer by the transferor.  No transfer of a CVR shall be valid unless and until registered in the CVR Register.

(d)          A Holder may make a written request to the Rights Agent to change such Holder’s address of record in the CVR Register.  The written request must be duly executed by the Holder.  Upon receipt of such written request, the Rights Agent is hereby authorized to, and shall promptly, record the change of address in the CVR Register.

2.4          Payment Procedures.

(a)          Subject to the remainder of this Section 2.4(a), if any Milestone is achieved prior to the relevant Milestone Deadline Date, Purchaser shall, within thirty (30) Business Days of the achievement of such Milestone, deliver to the Rights Agent a notice (a “Milestone Notice”) indicating the achievement of such Milestone and that the Holders are entitled to receive the applicable Milestone Payment.

(b)         The Rights Agent shall promptly, and in any event within ten (10) Business Days of receipt of funds from Purchaser as required pursuant to Section 4.2, (i) send each Holder at its registered address (or, in the case of Cede & Co., pursuant to the applicable procedures of DTC) a copy of such Milestone Notice and (ii) pay, subject to receipt of cash from Purchaser in accordance with Section 4.2 and any letter of instruction reasonably required by the Rights Agent, the Milestone Payment (excluding certain Covered Milestone Payments to be paid via payroll systems as contemplated by the next sentence) to each of the Holders (x) by check mailed to the address of such Holder reflected in the CVR Register as of 5:00 p.m. New York City time on the date of the Milestone Notice, (y) with respect to any such Holder that is due an amount in excess of $5,000 in the aggregate who has provided the Rights Agent wiring instructions in writing as of the close of business on the date of the Milestone Notice, by wire transfer of immediately available funds to the account specified on such instructions or (z) with respect to Cede & Co., by wire transfer of immediately available funds pursuant to the applicable procedures of DTC.  To the extent Purchaser or any of its Subsidiaries is required under applicable law to deduct or withhold Taxes from any Covered Milestone Payment, Purchaser shall or shall cause one of its Subsidiaries as an agent on its behalf to (A) promptly following the achievement of the applicable Milestone, notify the Rights Agent in writing of the Covered Milestone Payments it intends to satisfy in this manner and (B) prior to or substantially concurrently with the payment of the Milestone Payments by the Rights Agent under this Section 2.4(b), pay, through its applicable payroll system, the applicable Covered Milestone Payments.

(c)          If any funds delivered to the Rights Agent for payment to Holders as Milestone Payments remain undistributed to the Holders on the date that is one year after the date of the applicable Milestone Notice, Purchaser shall be entitled to require the Rights Agent to deliver to Purchaser or its designee any funds which had been made available to the Rights Agent in connection with such Milestone Payment and not disbursed to the Holders (without interest), and, thereafter, such Holders shall look only to Purchaser for the payment of such Holder’s Milestone Payment (subject to abandoned property, escheat and other similar Applicable Laws) only as general creditors thereof with respect to the Milestone Payments that may be payable.

(d)         Neither Purchaser, the Rights Agent nor any of their Affiliates shall be liable to any Holder for any Milestone Payments delivered to a public official pursuant to any abandoned property, escheat or other similar Applicable Laws.  Any amounts remaining unclaimed by such Holders at such time at which such amounts would otherwise escheat to or become property of any Governmental Authority shall become, to the extent permitted by Applicable Laws, the property of Purchaser or its designee, free and clear of all claims or interest of any Person previously entitled thereto.  In addition to and not in limitation of any other indemnity obligation herein, Purchaser agrees to indemnify and hold harmless the Rights Agent with respect to any liability, penalty, cost or expense the Rights Agent may incur or be subject to in connection with transferring such property to Purchaser.

(e)         If a Milestone is not achieved prior to the relevant Milestone Deadline Date, Purchaser shall, within thirty (30) Business Days of the relevant Milestone Deadline Date, deliver to the Rights Agent a notice (a “Milestone Non-Achievement Notice”) indicating that such Milestone has not been achieved.  The Rights Agent shall promptly, and in any event within ten (10) Business Days of receipt, deliver a copy of such Milestone Non-Achievement Notice to the Holders.  The Rights Agent will deliver to Purchaser a certificate certifying the date of delivery of such Milestone Non-Achievement Notice to the Holders.  If the Rights Agent does not receive from the Acting Holders a written objection to a Milestone Non-Achievement Notice within thirty (30) Business Days after the date of delivery of such Milestone Non-Achievement Notice by the Rights Agent to the Holders, the Holders will be deemed to have accepted such Milestone Non-Achievement Notice, and neither Purchaser nor its Controlled Affiliates will have any further obligation hereunder with respect to such Milestone Payment or otherwise with respect to such Milestone; provided that the foregoing shall not limit any remedies available to the Holders under this Agreement with respect to any breach by Purchaser arising prior to the time such Milestone Non-Achievement Notice is deemed to be accepted pursuant to this sentence.

2.5         U.S. Treatment. Except to the extent any portion of any Milestone Payment is required to be treated as imputed interest pursuant to Applicable Law, the parties hereto intend, for U.S. federal and applicable state and local income Tax purposes, to treat (i) Milestone Payments with respect to the CVRs received with respect to the Scheme Shares and Company ADSs, as applicable, pursuant to the Transaction Agreement and this Agreement as additional consideration paid at the Effective Time for the Scheme Shares and Company ADSs pursuant to the Transaction Agreement, (ii) each of Milestone 1 and Milestone 2 as covered by separate CVRs (the Milestone 1 CVRs and Milestone 2 CVRs, respectively) and (iii) Covered Milestone Payments, and not the receipt of any such CVR, for all U.S. federal and applicable state and local income Tax purposes, as compensation (subject to withholding Taxes to the extent required by Applicable Law) in the year in which the Covered Milestone Payment is made (provided that, for the avoidance of doubt, treatment in any jurisdiction outside of the United States will be determined by Purchaser in its good faith discretion following consultation with a reputable international tax accounting firm).

2.6          No Voting, Dividends or Interest; No Equity or Ownership Interest.

(a)          The CVRs shall not have any voting or dividend rights, and interest shall not accrue on any amounts payable on the CVRs to any Holder.

(b)         The CVRs shall not represent any equity or ownership interest in Purchaser or in any constituent company to the Transaction or any of their respective Affiliates.

2.7        Ability to Abandon CVR.  A Holder may at any time, at such Holder’s option, abandon all of such Holder’s remaining rights in a CVR by transferring such CVR to Purchaser or any of its Affiliates without consideration therefor. Purchaser shall notify the Rights Agent in writing of the abandonment by Holder of such CVR. Nothing in this Agreement shall prohibit Purchaser or any of its Affiliates from offering to acquire or acquiring any CVRs for consideration from the Holders, in private transactions or otherwise, in its sole discretion.  Any CVRs acquired by Purchaser or any of its Affiliates shall be automatically deemed extinguished and no longer outstanding for purposes of the definition of Acting Holders and Article 5 and Article 6. Purchaser shall notify the Rights Agent in writing of any such extinguishment of a CVR.

2.8          Withholding.  Purchaser, its Affiliates, and the Company (as applicable) shall be entitled to deduct and withhold from the Milestone Payments or Covered Milestone Payments (as applicable), such amounts, if any, of Tax as it is required to deduct and withhold with respect to the making of such payment or delivery under Applicable Law. Purchaser will cooperate in good faith with the Holders to implement payment arrangements in respect of the settlement of the Milestone Payments and the Covered Milestone Payments (including through the use of appropriate agents that will, to the extent legally permissible, minimize both the amount of, and the administrative burdens associated with, such deduction or withholding). To the extent that amounts of Tax are so deducted and withheld, such deducted and withheld amounts (a) shall be remitted to the applicable Taxing Authority within the time limits imposed by Applicable Law and (b) shall be treated for all purposes of this Agreement and the Scheme of Arrangement as having been paid to the Person in respect of which such deduction and withholding was made.

3.	THE RIGHTS AGENT

3.1        Certain Duties and Responsibilities.  Purchaser hereby appoints the Rights Agent to act as rights agent for Purchaser in accordance with the express terms and conditions set forth in this Agreement (and no implied terms and conditions), and the Rights Agent hereby accepts such appointment.  The Rights Agent shall not have any liability for any actions taken, suffered or omitted to be taken in connection with this Agreement, except to the extent of its gross negligence, bad faith or willful or intentional misconduct (each as determined by a final judgment of a court of competent jurisdiction).

3.2          Certain Rights of the Rights Agent.  The Rights Agent undertakes to perform such duties and only such duties as are specifically set forth in this Agreement, and no implied covenants or obligations shall be read into this Agreement against the Rights Agent.  In addition:

(a)        the Rights Agent may rely and shall be protected and held harmless by Purchaser in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order or other paper or document believed by it, in the absence of bad faith, to be genuine and to have been signed or presented by the proper party or parties;

(b)        whenever the Rights Agent shall deem it desirable that a matter be proved or established prior to taking, suffering or omitting any action hereunder, the Rights Agent may rely upon an Officer’s Certificate, which certificate shall be full authorization and protection to the Rights Agent, and the Rights Agent shall, in the absence of gross negligence, bad faith or willful or intentional misconduct on its part (in each case as determined by a final judgment of a court of competent jurisdiction), incur no liability and be held harmless by Purchaser for or in respect of any action taken, suffered or omitted to be taken by it under the provisions of this Agreement in reliance upon such certificate;

(c)          the Rights Agent may engage and consult with counsel of its selection and the advice of such counsel or any opinion of counsel shall be full and complete authorization and protection and shall be held harmless by Purchaser in respect of any action taken, suffered or omitted by it hereunder in the absence of bad faith and in reliance thereon;

(d)          in the event of litigation or other dispute resolution, the Rights Agent may engage and consult with regulatory experts, drug development experts and other experts and third parties that it, in its sole and absolute discretion, deems appropriate or necessary to enable it to discharge its duties hereunder;

(e)          the permissive rights of the Rights Agent to do things enumerated in this Agreement shall not be construed as a duty;

(f)         the Rights Agent shall not be required to give any note or surety in respect of the execution of such powers or otherwise in respect of the premises;

(g)          the Rights Agent shall not be liable for or by reason of, and shall be held harmless by Purchaser with respect to any of the statements of fact or recitals contained in this Agreement or be required to verify the same, but all such statements and recitals are and shall be deemed to have been made by Purchaser only;

(h)          the Rights Agent shall have no liability and shall be held harmless by Purchaser in respect of the validity of this Agreement or the execution and delivery hereof (except the due execution and delivery hereof by the Rights Agent and the enforceability of this Agreement against the Rights Agent assuming the due execution and delivery hereof by Purchaser), nor shall it be responsible for any breach by Purchaser of any covenant or condition contained in this Agreement, except for any such breach resulting from the Rights Agent’s gross negligence, bad faith or willful or intentional misconduct (each as determined by a final judgment of a court of competent jurisdiction);

(i)          Purchaser agrees to indemnify the Rights Agent for, and hold the Rights Agent harmless against, any loss, liability, claim, demand, suit or expense arising out of or in connection with Rights Agent’s duties under this Agreement, including the reasonable out-of-pocket costs and expenses of defending Rights Agent against any claim, charge, demand, suit or loss, unless such loss has been determined by final, non-appealable order of a court of competent jurisdiction to be a result of Rights Agent’s gross negligence, bad faith or willful or intentional misconduct;

(j)           the Rights Agent shall not be liable for special, punitive, incidental, indirect or consequential damages under any provision of this Agreement or for any special, punitive, incidental, indirect or consequential damages arising out of any act or failure to act hereunder;

(k)          Purchaser agrees (i) to pay the fees and expenses of the Rights Agent in connection with this Agreement as agreed upon by the Rights Agent and Purchaser in a written fee schedule (the “Fee Schedule”) executed on or prior to the date hereof, and (ii) to reimburse the Rights Agent for all Taxes and governmental charges, reasonable out-of-pocket expenses and other charges of any kind and nature incurred by the Rights Agent in the preparation, delivery, negotiation, amendment, administration and execution of this Agreement and the exercise and performance of its duties hereunder (other than Taxes imposed on or measured by the Rights Agent’s net income and franchise or similar Taxes imposed on it (in lieu of net income Taxes));

(l)          no provision of this Agreement shall require the Rights Agent to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties hereunder or in the exercise of its rights if there shall be reasonable grounds for believing that repayment of such funds or adequate indemnification against such risk or liability is not reasonably assured to it;

(m)         the Rights Agent may execute and exercise any of the rights or powers hereby vested in it or perform any duty hereunder either itself (through its officers, directors and employees) or by or through its attorneys or agents.  The Rights Agent shall not be answerable or accountable for any act, omission, default, neglect or misconduct of any such attorneys or agents or for any loss to the Purchaser resulting from any such act, omission, default, neglect or misconduct in the absence of gross negligence, bad faith or willful misconduct of the Rights Agent (each as determined by a final judgment of a court of competent jurisdiction) in the selection and continued employment thereof;

(n)         notwithstanding anything in this Agreement to the contrary, any liability of the Rights Agent under this Agreement will be limited to the aggregate of the Up-Front Fee (as defined in the Fee Schedule) and the amount of fees paid (not including reimbursed expenses) by the Purchaser to the Rights Agent during the twelve (12) months immediately preceding the event for which recovery from the Rights Agent is being sought other than to the extent such liabilities are a result of the gross negligence, bad faith or willful misconduct of the Rights Agent (each as determined by a final judgment of a court of competent jurisdiction); and

(o)          all funds received by Rights Agent under this Agreement that are to be distributed or applied by the Rights Agent in the performance of services hereunder (the “Funds”) shall be held by Computershare as agent for Purchaser and deposited in one or more bank accounts to be maintained by Computershare in its name as agent for Purchaser. Until paid pursuant to the terms of this Agreement, Computershare will hold the Funds through such accounts in: deposit accounts of commercial banks with Tier 1 capital exceeding $1 billion or with an average rating above investment grade by S&P (LT Local Issuer Credit Rating), Moody’s (Long Term Rating) and Fitch Ratings, Inc. (LT Issuer Default Rating) (each as reported by Bloomberg Finance L.P.). The Rights Agent shall have no responsibility or liability for any diminution of the Funds that may result from any deposit made by Computershare in accordance with this paragraph, including any losses resulting from a default by any bank, financial institution or other third party. The Rights Agent may from time to time receive interest, dividends or other earnings in connection with such deposits. The Rights Agent shall not be obligated to pay such interest, dividends or earnings to the Purchaser, any Holder or any other Person, unless there is a diminution of the Funds due to a deposit or investment made by the Rights Agent, in which case, the Rights Agent agrees that such interest, dividends or earnings shall accrue to the benefit of Purchaser to the extent of such diminution of the Fund.

The provisions of this Section 3 shall survive the termination of this Agreement, the resignation, replacement or removal of the Rights Agent and the exercise, termination and the expiration of the CVR.

3.3          Resignation and Removal; Appointment of Successor.

(a)          The Rights Agent may resign at any time by giving written notice thereof to Purchaser specifying a date when such resignation shall take effect, which notice shall be sent at least thirty (30) days prior to the date so specified.  Purchaser has the right to remove the Rights Agent at any time by specifying a date when such removal shall take effect.  Notice of such removal shall be given by Purchaser to the Rights Agent, which notice shall be sent at least thirty (30) days prior to the date so specified.

(b)          If the Rights Agent provides notice of its intent to resign, is removed or becomes incapable of acting, Purchaser shall, as soon as is reasonably practicable, appoint a qualified successor Rights Agent who shall be a stock transfer agent of national reputation or the corporate trust department of a commercial bank.  Notwithstanding the foregoing, if Purchaser shall fail to make such appointment within a period of sixty (30) days after giving notice of such removal or after it has been notified in writing of such resignation or incapacity by the resigning or incapacitated Rights Agent, then the Acting Holders or incumbent Rights Agent may apply (if the Rights Agent so elects) to any court of competent jurisdiction for the appointment of a new Rights Agent.  The successor Rights Agent so appointed shall, forthwith upon its acceptance of such appointment in accordance with Section 3.4, become the successor Rights Agent.

(c)          Purchaser shall give notice of each resignation and each removal of a Rights Agent and each appointment of a successor Rights Agent through the facilities of DTC in accordance with DTC’s procedures (in respect of CVRs registered in the name of Cede & Co. only) or by mailing written notice of such event by first-class mail to the Holders as their names and addresses appear in the CVR Register.  Each notice shall include the name and address of the successor Rights Agent.  If Purchaser fails to send such notice within ten (10) Business Days after acceptance of appointment by a successor Rights Agent, the successor Rights Agent shall cause the notice to be transmitted at the expense of Purchaser.  Failure to give any notice provided for in this Section 3.3, however, shall not affect the legality or validity of the resignation or removal of the Rights Agent or the appointment of the successor Rights Agent, as the case may be.

(d)         Notwithstanding anything else in this Section 3.3, unless consented to in writing by the Acting Holders, Purchaser shall not appoint as a successor Rights Agent any Person that is not a stock transfer agent of national reputation or the corporate trust department of an international commercial bank.

(e)          The Rights Agent will cooperate with Purchaser and any successor Rights Agent as reasonably requested in connection with the transition of the duties and responsibilities of the Rights Agent to the successor Rights Agent, including transferring the CVR Register to the successor Rights Agent.

3.4       Acceptance of Appointment by Successor.  Every successor Rights Agent appointed hereunder shall execute, acknowledge and deliver to Purchaser and to the retiring Rights Agent an instrument accepting such appointment and a counterpart of this Agreement, and thereupon such successor Rights Agent, without any further act, deed or conveyance, shall become vested with all the rights, powers, trusts and duties of the retiring Rights Agent.  On request of Purchaser or the successor Rights Agent, the retiring Rights Agent shall execute and deliver an instrument transferring to the successor Rights Agent all the rights, powers, trusts and duties of the retiring Rights Agent, except for such rights of the retiring Rights Agent which expressly survive its termination or resignation hereunder.

4.	COVENANTS

4.1         List of Holders.  Promptly following the Effective Time (including from time to time following the issuance of additional CVRs), Purchaser shall furnish or cause to be furnished to the Rights Agent, in a form reasonably satisfactory to the Rights Agent and received from the Paying Agent (and, in the case of the Holders who held Covered Equity Awards, received from the Company), the names and addresses of the Holders (including the Eligible Company ADS Holders).

4.2         Payment of Milestone Payments.  If a Milestone has been achieved in accordance with this Agreement, Purchaser shall, promptly (but in any event no later than ten (10) Business Days) following the delivery of a Milestone Notice, deposit with the Rights Agent, for payment to the Holders in accordance with Section 2.4, the aggregate amount necessary to pay the applicable Milestone Payment to all Holders (other than holders entitled to certain Covered Milestone Payments as set forth in Section 2.4).

4.3         Books and Records.  Purchaser shall, and shall cause its Subsidiaries to, keep true, complete and accurate records in sufficient detail to enable the Holders and their consultants or professional advisors to determine the amounts payable hereunder.

4.4          Further Assurances.  Purchaser agrees that it will perform, execute, acknowledge and deliver or cause to be performed, executed, acknowledged and delivered, all such further and other acts, instruments and assurances as may reasonably be required by the Rights Agent for the carrying out or performing by the Rights Agent of the provisions of this Agreement.

4.5         Annual Statements. Within 60 days of the end of each of Purchaser’s fiscal years ending after the date hereof and prior to the expiration of the latest Milestone Deadline Date, Purchaser shall provide the Rights Agent with a written statement setting forth in reasonable detail the status of each Milestone, including reasonable detail regarding the efforts Purchaser is undertaking and has over the past year undertaken to achieve the Milestones. Promptly after the Rights Agent’s receipt of such statement, it shall cause such statement to be delivered to the Holders.

4.6        Diligent Efforts.  Commencing upon the Closing Date and continuing until the earlier of (x) with respect to a given Milestone, the relevant Milestone Deadline Date and (y) the achievement of all Milestones, Purchaser shall, and shall cause its controlled Aﬃliates to, use Diligent Eﬀorts to achieve the Milestones.  Without limiting the foregoing, neither Purchaser nor any of its controlled Affiliates shall act in bad faith for the purpose of avoiding achievement of the Milestones or the payment of any Milestone Payment.  Notwithstanding the foregoing, neither Purchaser nor any of its controlled Affiliates shall be required to (i) develop Filsuvez in any indication other than for the treatment of recessive dystrophic epidermolysis bullosa or (ii) develop (or further develop) Filsuvez in any country other than the United States.

5.	AMENDMENTS

5.1          Amendments without Consent of Holders.

(a)          Without the consent of any Holders, Purchaser at any time and from time to time, may enter into one or more amendments hereto, for any of the following purposes:

(i)          to evidence the succession of another Person as a successor Rights Agent and the assumption by any such successor of the covenants and obligations of the Rights Agent herein;

(ii)          to add to the covenants of Purchaser such further covenants, restrictions, conditions or provisions as Purchaser shall consider to be for the protection of the Holders; provided that, in each case, such provisions do not adversely affect the interests of the Holders;

(iii)       to cure any ambiguity, to correct or supplement any provision herein that may be defective or inconsistent with any other provision herein or in the Transaction Agreement, or to make any other provisions with respect to matters or questions arising under this Agreement; provided that, in each case, such provisions do not adversely affect the interests of the Holders;

(iv)       as may be necessary or appropriate to ensure that the CVRs are not subject to registration under the Securities Act, the Exchange Act or any applicable state securities or “blue sky” laws;

(v)          to evidence the assignment of this Agreement by Purchaser as provided in Section 7.3; or

(vi)         any other amendments hereto for the purpose of adding, eliminating or changing any provisions of this Agreement, unless such addition, elimination or change is adverse to the interests of the Holders.

(b)          Without the consent of any Holders, Purchaser and the Rights Agent, at any time and from time to time, may enter into one or more amendments thereto to reduce the number of CVRs, in the event any Holder agrees to renounce such Holder’s rights under this Agreement in accordance with Section 7.4 or to transfer CVRs to Purchaser pursuant to Section 2.7.

(c)          Promptly after the execution by Purchaser and/or the Rights Agent of any amendment pursuant to the provisions of this Section 5.1, Purchaser shall transmit or cause the Rights Agent to transmit a notice thereof through the facilities of DTC in accordance with DTC’s procedures (in respect of CVRs registered in the name of Cede & Co. only) or by first class mail to the Holders at their addresses as they appear on the CVR Register, setting forth such amendment.

5.2          Amendments with Consent of Holders.

(a)         Subject to Section 5.1 (which amendments pursuant to Section 5.1 may be made without the consent of any Holder), with the consent of the Holders of not less than a majority of the outstanding CVRs as set forth in the CVR Register, whether evidenced in writing or taken at a meeting of the Holders, Purchaser and the Rights Agent may enter into one or more amendments hereto for the purpose of adding, eliminating or changing any provisions of this Agreement, even if such addition, elimination or change is materially adverse to the interest of the Holders.

(b)          Promptly after the execution by Purchaser and the Rights Agent of any amendment pursuant to the provisions of this Section 5.2, Purchaser shall transmit (or cause the Rights Agent to transmit) a notice thereof through the facilities of DTC in accordance with DTC’s procedures (in respect of CVRs registered in the name of Cede & Co. only) or by first class mail to the Holders at their addresses as they appear on the CVR Register, setting forth such amendment.

5.3         Execution of Amendments.  Prior to executing any amendment permitted by this Section 5, the Rights Agent shall be entitled to receive, and shall be fully protected in relying upon, an opinion of counsel selected by Purchaser stating that the execution of such amendment is authorized or permitted by this Agreement. Each amendment to this Agreement shall be evidenced by a writing signed by the Rights Agent and Purchaser.  The Rights Agent may, but is not obligated to, enter into any such amendment that affects the Rights Agent’s own rights, powers, trusts or duties under this Agreement or otherwise.

5.4          Effect of Amendments.  Upon the execution of any amendment under this Section 5, this Agreement shall be modified in accordance therewith, such amendment shall form a part of this Agreement for all purposes and every Holder shall be bound thereby.

6.	REMEDIES OF THE HOLDERS

6.1        Event of Default.  “Event of Default” with respect to the CVRs, means each one of the following events which shall have occurred and be continuing (whatever the reason for such Event of Default and whether it shall be voluntary or involuntary or be effected by operation of Applicable Law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any Governmental Authority):

(a)          default in the payment by Purchaser pursuant to the terms of this Agreement of all or any part of the Milestone Payment after a period of ten (10) Business Days after the Milestone Payment shall become due and payable; or

(b)          material default in the performance, or breach in any material respect, of any covenant or warranty of Purchaser hereunder (other than a default in whose performance or whose breach is elsewhere in this Section 6.1 specifically dealt with), and continuance of such default or breach for a period of ninety (90) days after a written notice specifying such default or breach and requiring it to be remedied is given, which written notice states that it is a “Notice of Default” hereunder and is sent by registered or certified mail to Purchaser by the Rights Agent or to Purchaser and the Rights Agent by the Acting Holders.

6.2         General Enforcement of Rights of Holders. Any actions seeking the enforcement of the rights of Holders hereunder may be brought by the Acting Holders, acting on behalf of the Holders; provided that any actions taken by the Acting Holders shall be undertaken in accordance with Applicable Law and the provisions of this Agreement. Upon the occurrence of an Event of Default, the Acting Holders may commence an arbitration proceeding to protect the rights of the Holders, including to obtain payment for any amounts then due and payable. In the event that, at any time after the Acting Holders shall have commenced such arbitration proceeding, and before any award shall have been obtained, Purchaser shall pay or shall deposit with the Rights Agent a sum sufficient to pay all amounts which shall have become due under this Agreement and such amount as shall be sufficient to cover reasonable compensation to the Rights Agent, its agents, attorneys and counsel (if any), and all Events of Default under this Agreement shall have been cured, waived or otherwise remedied as provided herein, then and in every such case the Acting Holders, by written notice to Purchaser and to the Rights Agent, shall waive all defaults that are the subject of such arbitration proceeding, but no such waiver or rescission and annulment shall extend to or shall affect any subsequent default.

6.3          Rights upon Certain Insolvency Proceedings Involving Purchaser. In the event of an insolvency, bankruptcy or similar proceeding of Purchaser, Holders shall be entitled to assert claims in such proceeding and take related actions in pursuit of such claims with respect to any payment that may be claimed by or on behalf of Purchaser or by any creditor of Purchaser. Notwithstanding any other provision in this Agreement, the right of any Holder of any CVR to receive payment of the amounts that a Milestone Notice indicates are payable in respect of such CVR on or after the applicable due date, or to commence arbitration proceedings for the enforcement of any such payment on or after such due date, shall not be impaired or affected without the consent of such Holder.

7.	OTHER PROVISIONS OF GENERAL APPLICATION

7.1          Notices to the Rights Agent and Purchaser.  Any notice or other communication required or permitted to be delivered to Purchaser or the Rights Agent under this Agreement shall be in writing and shall be deemed properly delivered, given and received (a) two (2) Business Days after being sent by registered or certified mail, return receipt requested, postage prepaid, (b) one (1) Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable nationwide or international overnight courier service, (c) immediately upon delivery by hand, or (d) on the date of receipt, if delivered by email (to the extent that no “bounce back” or similar message indicating non-delivery is received with respect thereto from the primary recipient thereof); provided that in each case the notice or other communication is sent to the physical address or email address, as applicable, set forth beneath the name of such party below (or to such other physical address or email address as such party shall have specified in a written notice given to the other party):

If to the Rights Agent, to it at:

Computershare Trust Company, N.A.
Computershare Inc.
150 Royall Street
Canton, MA 02021
Attention: Client Services

If to Purchaser, to it at:

Chiesi Farmaceutici S.p.A.
Via Palermo 26/A
Parma, 43122
Italy
Attention:	Marco Vecchia and Giacomo Chiesi
Email:	*********
*********

With a copy to:

Dechert LLP
Three Bryant Park
1095 Avenue of the Americas
New York, NY 10036
Attention:	Alain Decombe
David Rosenthal
Michael Darby
Email:	*********
*********
*********

The Rights Agent or Purchaser may specify a different address or email address by giving notice in accordance with this Section 7.1.

7.2        Notice to Holders.  Where this Agreement provides for notice to Holders, such notice shall be sufficiently given (unless otherwise herein expressly provided) if in writing and transmitted through the facilities of DTC in accordance with DTC’s procedures (in respect of CVRs registered in the name of Cede & Co. only) or mailed, first-class postage prepaid, to each Holder affected by such event, at the Holder’s address as it appears in the CVR Register, not later than the latest date, and not earlier than the earliest date, if any, prescribed for the giving of such notice.

7.3         Purchaser Successors and Assigns.  Purchaser may not directly or indirectly assign any or all of its rights, interests or obligations hereunder to any person or entity without the prior written consent of the Acting Holders; provided, that Purchaser may assign, any or all of its rights, interests and obligations hereunder (a) in its sole discretion and without the consent of any other Person, to one or more direct or indirect wholly-owned Subsidiaries of Purchaser (but only so long as they remain wholly-owned Subsidiaries of Purchaser) (provided that such assignment would not be adverse to the Holders) and (b) to any other person or entity with the prior written consent of the Acting Holders (each permitted assignee under clause (a) or (b) and any subsequent assignee under the next sentence, an “Assignee”); provided that the Assignee agrees in writing to assume and be bound by all of the terms and conditions of this Agreement.  Any such Assignee may thereafter assign, in its sole discretion and without the consent of any other party, any or all of its rights, interests and obligations hereunder to one or more additional Assignees which agree to assume and be bound by all of the terms and conditions of this Agreement; provided, however, that in connection with any assignment to an Assignee, Purchaser (or the other assignor) shall agree to remain liable for the performance by each Assignee (and such other assignor, if applicable) of all covenants, agreements and obligations of Purchaser hereunder, with such Assignee substituted for Purchaser under this Agreement.  This Agreement will be binding upon, inure to the benefit of and be enforceable by Purchaser’s successors and each Assignee.  Subject to compliance with the requirements set forth in this Section 7.3 relating to assignments, this Agreement shall not restrict Purchaser’s, any Assignee’s or any of their respective successors’ ability to merge or consolidate with, or sell, issue, license or dispose of its stock or other equity interests or assets to, any other Person, or spin-off or split-off.  Each of Purchaser’s successors (including following a Change of Control) and each Assignee shall, by a supplemental contingent consideration payment agreement or other acknowledgement executed and delivered to the Rights Agent, expressly assume payment of amounts on all of the CVRs and the performance of every obligation, agreement and covenant of this Agreement on the part of Purchaser to be performed or observed.  Any Person into which the Rights Agent or any successor Rights Agent may be merged or with which it may be consolidated, or any Person resulting from any merger or consolidation to which the Rights Agent or any successor Rights Agent shall be a party, or any Person succeeding to the stock transfer or other shareholder service business of the Rights Agent or any successor Rights Agent, shall be the successor to the Rights Agent under this Agreement without the execution or filing of any paper or any further act on the part of any of the parties hereto. The purchase of all or substantially all of the Rights Agent's assets employed in the performance of transfer agent or corporate trust activities shall be deemed a merger or consolidation for purposes of this Section 7.3.  Any attempted assignment of this Agreement or any rights, interests or obligations in violation of this Section 7.3 shall be void and of no effect.

7.4          No Third Party Beneficiaries.  Nothing in this Agreement, express or implied, shall give to any Person (other than the Rights Agent, Purchaser, Purchaser’s successors and Assignees, each of whom is intended to be, and is, a third party beneficiary hereunder; provided that the Acting Holders and the Holders shall be considered third party beneficiaries solely to the extent set forth in Sections 2.8, 3.3 and 6) any benefit or any legal or equitable right, remedy or claim under this Agreement or under any covenant or provision herein contained, all such covenants and provisions being for the sole benefit of the Rights Agent, Purchaser, Purchaser’s successors and Assignees, the Acting Holders and the Holders (solely to the extent set forth in Sections 2.8, 3.3 and 6).  Except for the rights of the Rights Agent set forth herein, the Acting Holders will have the sole right, on behalf of all Holders, by virtue of or under any provision of this Agreement, to institute any action or proceeding at law or in equity or in bankruptcy or otherwise upon or under or with respect to this Agreement, and no individual Holder or other group of Holders will be entitled to exercise such rights. The Holders of CVRs shall have no rights except the contractual rights as are expressly set forth in this Agreement.  Notwithstanding anything to the contrary contained herein, any Holder may at any time agree to renounce, in whole or in part, whether or not for consideration, such Holder’s rights under this Agreement by written notice to the Rights Agent and Purchaser, which notice, if given, shall be irrevocable, and Purchaser may, in its sole discretion, at any time offer consideration to Holders in exchange for their agreement to irrevocably renounce their rights, in whole or in part, hereunder.

7.5         Governing Law.  This Agreement, the CVRs and all actions arising under or in connection herewith and therewith (whether sounding in contract, tort or otherwise) shall be governed by and construed in accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

7.6          Arbitration.  Any dispute, controversy or claim (including any claim for breach hereof) based upon, relating to or arising out of this Agreement or any transaction contemplated hereby (other than a dispute, controversy or claim asserted against or by the Rights Agent to the extent pertaining to the Rights Agent’s rights, immunities, liabilities, duties, responsibilities or obligations hereunder) shall be resolved by binding arbitration conducted in accordance with the Rules of Arbitration (“Rules”) of the International Chamber of Commerce (the “ICC”).  The arbitration shall be conducted by a panel of three arbitrators, each of whom shall be independent and a lawyer or retired judge with at least fifteen years’ experience in the pharmaceutical industry and with mergers and acquisitions.  No later than fifteen days after an arbitration proceeding is commenced under this Section 7.5, Purchaser shall nominate one arbitrator and the Holder (or, if more than one Holder is a party to the arbitration proceeding, all such Holders collectively) shall nominate one arbitrator, and the two so nominated arbitrators shall select the third arbitrator.  If the two arbitrators cannot or fail to agree upon the third arbitrator within fifteen days of their confirmation by the ICC, the third arbitrator shall be appointed by the ICC in accordance with the Rules.  The arbitration shall be administered by the ICC acting through its International Court of Arbitration.  The arbitration shall be conducted in the English language and the seat, or place, of the arbitration shall be the city of New York, New York.  Hearings shall be conducted in New York, New York, or at such other location as mutually agreed by Purchaser and the Holder or Holders that are party to the arbitration proceeding.  The arbitration award shall be final, conclusive, binding and non-appealable and shall not be subject to further review by any court.  The arbitrator shall have no power to amend or supplement the terms of this Agreement or the Transaction Agreement or act ex aequo et bono.  Judgment upon the award may be entered in any court having jurisdiction thereof.  Each party shall bear his, her or its own costs of any such arbitration or investigation in respect of any dispute.  Any award payable in favor of the Holders or the Rights Agent as a result of arbitration shall be distributed to the Holders on a pro rata basis, based on the number of CVRs held by each Holder.

7.7        Severability.  In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement shall continue in full force and effect and the application of such provision to other Persons or circumstances shall be interpreted so as reasonably to effect the intent of the parties.  The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision; provided, however, that if any excluded language shall adversely affect rights, immunities, liabilities, duties, responsibilities or obligations of the Rights Agent, the Rights Agent shall be entitled to resign immediately.

7.8          Termination.  This Agreement shall be terminated and of no force or effect, the parties hereto shall have no liability hereunder (other than those rights of the Rights Agent which shall under the express terms of this Agreement), and no payments shall be required to be made, upon the earliest to occur of (a) the payment of the full amount of the potential Milestone Payments required to be paid under the terms of this Agreement pursuant to Section 2.4, (b) the termination of the Transaction Agreement in accordance with its terms prior to the occurrence of the Effective Time and (c) 90 days following the latest Milestone Deadline Date.  Notwithstanding the foregoing, no such termination shall affect any rights or obligations accrued prior to the effective date of such termination (including in respect of breaches of this Agreement by Purchaser prior to such termination) or this Section 7, which shall survive the termination of this Agreement, or the resignation, replacement or removal of the Rights Agent.

7.9        Entire Agreement; Counterparts.  As  between the Purchaser and the Holders, this Agreement, the Support Agreements and the Transaction Agreement constitute the entire agreement and supersede all contemporaneous and prior agreements and understandings, both written and oral, among or between any of the Parties, with respect to the subject matter hereof and thereof. As between the Purchaser and the Rights Agent, this Agreement and any schedule or exhibit attached hereto constitutes the entire agreement and supersede all prior agreements and understandings, both written and oral, between such parties, with respect to the subject matter hereof and thereof.  If and to the extent that any provision of this Agreement is inconsistent or conflicts with the Transaction Agreement, this Agreement shall govern and be controlling.  This Agreement may be executed in counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument.  The exchange of a fully executed Agreement (in counterparts or otherwise) by .PDF shall be sufficient to bind the Parties to the terms and conditions of this Agreement.

7.10       Force Majeure.  Notwithstanding anything to the contrary contained herein, the Rights Agent shall promptly notify the Purchaser of and shall not be liable for any delays or failures in performance of any act, duty, obligation or responsibility by reason of any occurrence beyond its reasonable control (but only for so long as and to the extent that such occurrence continues) including, without limitation, acts of God, terrorist acts, epidemics, pandemics, shortage of supply, breakdowns or malfunctions, interruptions or malfunction of any utilities, communications, or computer facilities, or loss of data due to power failures or mechanical difficulties with information storage or retrieval systems, labor difficulties, war, or civil unrest. The Rights Agent shall promptly resume performance under this Agreement following the end of such occurrence.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed on its behalf by its duly authorized officers as of the day and year first above written.

CHIESI FARMACEUTICI S.P.A.

By:	/s/ Giacomo Chiesi
Name:	Giacomo Chiesi
Title:	Director

COMPUTERSHARE INC.
COMPUTERSHARE COMPANY, N.A.

By:	Collin Ekeogu
Name:	Collin Ekeogu
Title:	Manager, Corporate Actions

[Signature Page to Contingent Value Rights Agreement]